As Filed with the Securities and Exchange Commission on February 6, 2003

Registration No.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-8
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

COOPER TIRE & RUBBER COMPANY
(Exact name of issuer as specified in its charter)

DELAWARE	34-4297750
(State or other jurisdiction of incorporation or organization)	(I.R.S. employer identification no.)

701 Lima Avenue, Findlay, Ohio 45840
(Address of principal executive offices)
(Zip Code)

COOPER TIRE & RUBBER COMPANY
2001 INCENTIVE COMPENSATION PLAN
(Full title of the plan)

Philip G. Weaver, Vice President and Chief Financial Officer
COOPER TIRE & RUBBER COMPANY
701 Lima Avenue, Findlay, Ohio 45840
(Name and address of agent for service)

(419) 423-1321
(Telephone number, including area code, of agent for service)

CALCULATION OF REGISTRATION FEE

Title of securities to be registered	Amount to be registered(1)	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, $1 par value	5,000,000 shs	$14.57	$72,850,000	$6702.20

(1) The following shares are being registered in this Form S-8: 5,000,000 shares of Common Stock, $1 par value, and 5,000,000 Rights to Purchase Series A Preferred Stock of Cooper Tire & Rubber Company that will be available for award under the Cooper Tire & Rubber Company 2001 Incentive Compensation Plan.

(2)The prices stated above are estimated solely for the purpose of determining the registration fee and are based on the average of the high and low market prices of the stock on February 3, 2003, as reported on the New York Stock Exchange Composite Transactions Tape.

In addition, pursuant to Rule 416(c) under the Securities Act of 1933, this registration statement also covers an indeterminate amount of interests to be offered or sold pursuant to the employee benefit plan described herein.

Part II. INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

Item 3. Incorporation of Documents by Reference.

The following documents, which have been or will be filed by registrant with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934, are hereby incorporated in this registration statement by reference and shall be deemed to be a part hereof:

(a) The registrant's Annual Report on Forms 10-K for the fiscal year ended December 31, 2001

(b) The registrant's Form 10-Q for the quarterly periods ended March 31, 2002, June 30, 2002, and September 30, 2002

All documents subsequently filed by the registrant or the Plan pursuant to Section 13 or 14 of the Exchange Act, prior to the termination of the offering made hereby, shall be deemed to be incorporated by reference in this registration statement and to be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this registration statement to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this registration statement.

Item 4. Description of Securities.

Not applicable.

Item 5. Interests of Named Experts and Counsel.

The validity of the shares of Common Stock to be offered hereunder is being passed upon for the registrant by Mr. Richard N. Jacobson, Assistant General Counsel and Assistant Secretary for the registrant, 701 Lima Avenue, Findlay, Ohio 45840. Mr. Jacobson is an officer of the registrant, owns shares of the registrant's Common Stock, and holds options to purchase additional shares.

Item 6. Indemnification of Directors and Officers.

Section 145 of the General Corporation Law of Delaware authorizes indemnification of directors, officers and employees of Delaware corporations. Article VII of the registrant's bylaws (i) authorizes the indemnification of directors and officers (the "Indemnitees") under specified circumstances to the fullest extent authorized by the General Corporation Law of Delaware, (ii) provides for the advancement of expenses to the Indemnitees for defending any proceedings related to the specified circumstances, and (iii) authorizes the registrant to maintain certain policies of insurance to protect itself and any of its directors, officers or employees. The registrant currently maintains policies of insurance under which the directors and officers of the registrant are insured, within the limits and subject to the limitations of the policies, against certain expenses in connection with the defense of actions, suits or proceedings, and certain liabilities which might be imposed as a result of such actions, suits or proceedings, to which they are parties by reason of being or having been such directors or officers.

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Item 7. Exemption from Registration Claimed.

Not applicable.

Item 8. Exhibits.

The Exhibit Index on page 7 of this filing is incorporated herein by reference.

Item 9. Undertakings.

1. The undersigned registrant hereby undertakes:

    A. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

        i. To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

        ii. To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represents a fundamental change in the information set forth in the registration statement;

        iii. To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

        provided, however, that paragraphs (1)(a)(i) and (1)(a)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

    B. That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    C. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

2. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each employee to whom the prospectus is sent or given, a copy of the registrant's annual report to stockholders for its last fiscal year, unless such employee otherwise has received a copy of such report, in which case the registrant shall state in the prospectus that it will promptly furnish, without charge, a copy of such report on written request of the employee. If the last fiscal year of the registrant has ended within 120 days prior to the use of the prospectus, the annual report of the registrant for the preceding fiscal year may be so delivered, but within such 120 day period the annual report for the last fiscal year will be furnished to each such employee.

4. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 6, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Findlay and State of Ohio on February 3, 2003.

COOPER TIRE & RUBBER COMPANY

/s/ Richard N. Jacobson
_____
Richard N. Jacobson, Attorney-in-fact

Pursuant to the requirements of the Securities Exchange Act of 1933, this report has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
THOMAS A. DATTILO*	Chairman of the Board, President, and Chief Executive Officer	February 3, 2003
PHILIP G. WEAVER*	Vice President and Chief Financial Officer (Principal Financial Officer)	February 3, 2003
EILEEN B. WHITE*	Corporate Controller (Principal Accounting Officer)	February 3, 2003
ARTHUR H. ARONSON*	Director	February 3, 2003
EDSEL D. DUNFORD*	Director	February 3, 2003
JOHN F. FIEDLER*	Director	February 3, 2003
DENNIS J. GORMLEY*	Director	February 3, 2003
JOHN J. HOLLAND*	Director	February 3, 2003
JOHN F. MEIER*	Director	February 3, 2003
BYRON O. POND*	Director	February 3, 2003
JOHN H. SHUEY*	Director	February 3, 2003

*By /s/ Richard N. Jacobson
_____
Richard N. Jacobson, Attorney-in-fact

5

Pursuant to the requirements of the Securities Act of 1933, the Plan has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Findlay, and State of Ohio on February 3, 2003.

COOPER TIRE & RUBBER COMPANY
2001 INCENTIVE COMPENSATION PLAN

_____
Byron O. Pond*

_____
Edsel D. Dunford*

_____
John F. Meier*

As members of the Compensation
Committee of the Board of
Directors

*By   /s/ Richard N. Jacobson
        _____
        RICHARD N. JACOBSON, Attorney-in-fact

INDEX TO EXHIBITS

PART II.

Exhibit	Description	Page
(3)(i)	Certificate of Incorporation, as restated and filed with the Secretary of State of Delaware on May 17, 1993, is incorporated herein by reference from Exhibit 3(i) of the Company's Form 10-Q for the quarter ended June 30, 1993	n/a
	Certificate of Correction of Restated Certificate of Incorporation as filed with the Secretary of State of Delaware on November 24, 1998, is incorporated herein by reference from Exhibit 3(i) of the Company's Form 10-K for the year ended December 31, 1998	n/a
	Form of Amended and Restated Rights Agreement dated as of May 11, 1998, between the Registrant and The Fifth Third Bank, as rights agent and the Form of Certificate of Designation for the Preferred Stock are incorporated herein by reference from Exhibit 4 of the Registrant's Form 8-K dated May 15, 1998	n/a
(3)(ii)	Bylaws, as amended May 5, 1987, are incorporated herein by reference from Exhibit 19 of the Company's Form 10-Q for the quarter ended June 30, 1987	n/a
(5)	Opinion of Richard N. Jacobson, Esq. as to the legality of the shares registered hereunder	8
(23)	Consent of Ernst & Young LLP	9
(24)	Powers of Attorney	10, 11, 12
(24)	Secretary's Certificate	13

7

February 3, 2003

Cooper Tire & Rubber Company
701 Lima Avenue
Findlay, Ohio 45840

RE: Cooper Tire & Rubber Company
        Registration Statement on Form S-8
        2001 Incentive Compensation Plan (the "Plan")

Gentlemen:

Reference is made to the Registration Statement on Form S-8 (the "Registration Statements") which you are filing with the Securities and Exchange Commission with respect to additional shares of Common Stock, $1 par value, and additional Rights to Purchase Series A Preferred Stock of Cooper Tire & Rubber Company (the "Company") to be offered to employees of the Company who are eligible for participation in the Plans listed below.

Plan	Common Stock	Rights
2001 Incentive Compensation Plan	5,000,000	5,000,000

I examined such documents and questions of law as I deem necessary for this opinion.

I am of the opinion that the 5,000,000 total shares of Common Stock and 5,000,000 total Rights to Purchase Series A Preferred Stock to be offered after the Registration Statements become effective, and which may be purchased by the Trustee for the accounts of employees participating in the Plan, will be validly issued and outstanding, fully paid and non-assessable.

I hereby consent to the filing of this opinion as Exhibit (5) to the Registration Statements and to the reference made to me under the caption "Interests of Named Experts and Counsel" in the Registration Statements.

Respectfully submitted,

COOPER TIRE & RUBBER COMPANY

/s/ Richard N. Jacobson

Richard N. Jacobson,
Assistant General Counsel and
Assistant Secretary

8

CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement (Form S-8) pertaining to the Cooper Tire & Rubber Company 2001 Incentive Compensation Plan of our report dated February 6, 2002, with respect to the consolidated financial statements and schedule of Cooper Tire & Rubber Company included in its Annual Report (Form 10-K) for the year ended December 31, 2001, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP
ERNST & YOUNG LLP

Toledo, Ohio
January 31, 2003

Part II
Exhibit (24)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned officers of Cooper Tire & Rubber Company, do hereby, for and on behalf of said Cooper Tire & Rubber Company in accordance with the certain resolution of the Board of Directors adopted July 18, 2001, constitute and appoint, Thomas A. Dattilo, or Philip G. Weaver, or Richard D. Teeple or Richard N. Jacobson, as its attorney with full power of substitution and resubstitution for and in its name, place and stead, to sign and file with the Securities and Exchange Commission Registration Statements on Form S-8 pursuant to the Securities Act of 1933, as amended, for the purpose of registering additional shares of the Company's common stock with a par value of $1.00 per share and certain interests in the Cooper Tire & Rubber Company 2001 Incentive Compensation Plan and any and all amendments to said Registration Statement, whether such amendments are filed prior or subsequent to the effective date thereof, or any amendments to any exhibits thereto or to file any supplement to the Prospectus related thereto and any and all applications, instruments or documents to be filed with the Securities and Exchange Commission pertaining to such securities or such registrations, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary to be done in the premises, hereby ratifying and approving the acts of said attorney or any such substitute.

Executed at Findlay, Ohio this 3rd day of February, 2003.

ATTEST:	COOPER TIRE & RUBBER COMPANY
/s/ Richard N. Jacobson	/s/ Philip G. Weaver
Richard N. Jacobson, Assistant Secretary	Philip G. Weaver, Vice President and Chief Financial Officer

STATE OF OHIO)
)ss.
COUNTY OF HANCOCK)

On this 3rd day of February, 2003, before me, a Notary Public in and for the State and County aforesaid, personally appeared Philip G. Weaver and Richard N. Jacobson, known to me to be the persons whose names are subscribed in the within instrument and acknowledged to me that they executed the same.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year in this certificate first above written.

/s/ Janice K. Grubb

Janice K. Grubb
Notary Public, State of Ohio
My commission expires December 5, 2006

(SEAL)

Part II
Exhibit (24)

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned, in the capacities indicated, do hereby constitute and appoint Richard N. Jacobson as their true and lawful attorney-in-fact with full power of substitution and revocation, in their name, place and stead, to do any and all acts and things with respect to, and sign and file with the Securities and Exchange Commission, a Registration Statement on Form S-8 pursuant to the Securities Act of 1933 of common stock with a par value of $1.00 per share of Cooper Tire & Rubber Company and certain interests in the Cooper Tire & Rubber Company 2001 Incentive Compensation Plan and any and all amendments to said Registration Statement, whether such amendments are filed prior or subsequent to the effective date thereof, and any and all instruments or documents filed as part of or in connection with such Registration Statement or any amendments thereto, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary to be done in the premises, hereby ratifying and approving the acts of said attorney-in-fact or any such substitute.

Executed at Findlay, Ohio this 17th day of December, 2002.

/s/ Arthur H. Aronson
Arthur H. Aronson, Director

/s/ John F. Fiedler
John F. Fiedler, Director

/s/ John F. Meier
John F. Meier, Director

/s/ John H. Shuey
John H. Shuey, Director

/s/ Edsel D. Dunford
Edsel D. Dunford, Director

/s/ Dennis J. Gormley
Dennis J. Gormley, Director

/s/ Byron O. Pond
Byron O. Pond, Director

/s/ Thomas A. Dattilo,
Thomas A. Dattilo, Chairman of
the Board, President and Chief
Executive Officer
(Principal Executive Officer)

11

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Richard N. Jacobson as a true and lawful attorney-in-fact of the undersigned for the purpose of executing for and on behalf of the undersigned member of the Board of Directors of Cooper Tire & Rubber Company, a Registration Statement on Form S-8 for the Cooper Tire & Rubber Company 2001 Incentive Compensation Plan.

The undersigned hereby grants such attorney-in-fact full power and authority to do and perform all and every act and thing whatsoever requisite, necessary and proper to be done in the exercise of any of the rights and powers herein granted, as fully to all intents and purposes as the undersigned might or could do if personally present, with full power of substitution or revocation, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause to be done by virtue of this Power of Attorney and the rights and powers herein granted.

This Power of Attorney shall remain in full force and effect until the filing by the Company of the aforementioned Registration Statement on Form S-8 with the Securities and Exchange Commission, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorney-in-fact.

IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 27 [th] day of January 2003.

/s/ John J. Holland
_____
John J. Holland

Secretary's Certificate

I, Richard N. Jacobson, Assistant Secretary of Cooper Tire & Rubber Company, do hereby certify that at a duly called meeting of the Board of Directors of the Company, held July 18, 2001, at which a quorum was present and voting, the following resolutions were unanimously adopted, which resolutions remain in full force and effect as of the date hereof:

RESOLVED, that the proper officers of the Company be, and they hereby are, authorized and directed to prepare or cause to be prepared, execute and file, or cause to be filed with the Securities and Exchange Commission a Registration Statement on Form S-8 pursuant to the Securities Act of 1933, as amended, for the purpose of registering 5,000,000 shares of Common Stock with a par value of $1.00 per share of Cooper Tire & Rubber Company authorized for issuance under the Company's 2001 Incentive Compensation Plan; and

FURTHER RESOLVED, that the proper officers of the Company be, and they hereby are, authorized and directed to prepare or cause to be prepared, execute and file, or cause to be filed with the New York Stock Exchange a Listing Application, for the purpose of listing for issuance 5,000,000 shares of Common Stock with a par value of $1.00 per share of Cooper Tire & Rubber Company, authorized for issuance under the Company's 2001 Incentive Compensation Plan; and

FURTHER RESOLVED, that Thomas A. Dattilo, Philip G. Weaver, Richard D. Teeple and Richard N. Jacobson be, and each of them hereby is, appointed the attorney of the Company with full power of substitution and resubstitution for and in the name, place and stead of the Company, to sign and file the proposed Registration Statement and Listing Application, together with any and all amendments thereto (whether such amendments are filed prior or subsequent to the effective date thereof) and exhibits thereto, together with amendments to any such exhibits and any supplement to any Prospectus related to said Registration Statement and any and all applications or other documents to be filed with the Securities and Exchange Commission and New York Stock Exchange, pertaining to such securities or such registration and listing, with full power and authority to do and perform any and all acts and things whatsoever requisite and necessary to be done in the premises, hereby ratifying and approving the acts of such attorney or any such substitute; and

FURTHER RESOLVED, that the Chairman of the Board, or a Vice President, together with the Secretary, Assistant Secretary, Treasurer or Assistant Treasurers of the Company be, and they hereby are, authorized and directed for and on its behalf to execute a Power of Attorney evidencing the foregoing appointment.

Executed at Findlay, Ohio this 3rd day of February, 2003.

/s/ Richard N. Jacobson
_____

Richard N. Jacobson
Assistant Secretary